Filed Pursuant to Rule 163

Registration Statement No. 333-179613

February 22, 2012

Johnson Controls Announces Remarketing of

11.50% Subordinated Notes Due 2042

Milwaukee, Feb. 16, 2012 – Johnson Controls, Inc. (NYSE: JCI) announced that it expects to remarket its 11.50% Subordinated Notes due 2042 (CUSIP No. 478366 AT4) originally issued as part of its Corporate Units (NYSE: JCI-PZ) (CUSIP No. 478366 602). Holders of record on February 24, 2012 of the outstanding Notes that are components of the Corporate Units and holders of Notes held separately from the Corporate Units (“Separate Notes”) who elect to participate in a successful remarketing will receive the remaining proceeds, if any, from the remarketing, after deduction of the remarketing fee and, in the case of the holders of Corporate Units, the purchase price of the portfolio of U.S. Treasury securities to be substituted for the Notes as a component of the Corporate Units.

The remarketing is scheduled to occur on any of February 27, 2012, February 28, 2012 and February 29, 2012. The reset rate and interest payment dates for the Notes will be established, and modified terms of the Notes will be set, on the remarketing date on which the Notes are successfully remarketed and effective on and after the reset effective date (which will be the third business day after the date of a successful remarketing). The reset rate will equal the coupon rate that will enable the Notes to be remarketed at a price equal to the sum of the purchase price for the U.S. Treasury securities portfolio and the purchase price for the Separate Notes and, at the company’s option, the applicable remarketing fee. The remarketing fee may range from $250,000 to $276,000.

The company may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, after a registration statement is filed, the prospectus may be obtained from the Remarketing Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, by calling toll-free 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com.

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Johnson Controls is a global diversified technology and industrial leader serving customers in more than 150 countries. Our 162,000 employees create quality products, services and solutions to optimize energy and operational efficiencies of buildings; lead-acid automotive batteries and advanced batteries for hybrid and electric vehicles; and interior systems for automobiles. Our commitment to sustainability dates back to our roots in 1885, with the invention of the first electric room thermostat. Through our growth strategies and by increasing market share we are committed to delivering value to shareholders and making our customers successful. In 2011, Corporate Responsibility Magazine recognized Johnson Controls as the #1 company in its annual “100 Best Corporate Citizens” list.

Johnson Controls, Inc. has made forward-looking statements in this document that are subject to risks and uncertainties. All statements, other than statements of historical fact, are statements that are, or could be, deemed “forward-looking” statements and include terms such as “will” or “expects.” For those statements, the Company cautions that numerous important factors, such as factors discussed in Item 1A of Part I of the Company’s most recent Form 10-K filing (filed November 22, 2011), could cause actual events to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.